Happiness Biotech Group Ltd

No. 11, Dongjiao East Road

Shuangxi, Shunchang, Nanping City

Fujian Province, P.R.C.

December 3, 2018

VIA EDGAR

Mary Beth Breslin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Happiness Biotech Group Ltd

Amendment No.1 to

Draft Registration Statement on Form F-1

Submitted October 23, 2018

CIK No. 0001751876

Dear Ms. Breslin:

Happiness Biotech Group Ltd. (the “Company”, “Happiness,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 7, 2018 regarding our Amendment to Draft Registration Statement on Form F-1 (the “Amendment No. 1”) previously submitted on October 23, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Amendment No. 2.

Please note that new language we are including in Amendment No.2 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Amendment to Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.	You refer in your revised disclosures in response to prior comment 4 to classic traditional Chinese medicine works, the Shen Nong Herbal Classic and the Compendium of Materia Medica. Please explain whether these texts are accepted by regulatory authorities as proving the efficacy of traditional Chinese medicine products to treat specified indications. If not, with respect to your products that are traditional Chinese medicine products, please revise to refer to test results or other sources accepted by authorities to support your statements that certain of your products or herbs are non-toxic or have shown efficacy in treating certain indications. Please also revise your disclosure on page 2 regarding Ejiao products to explain what is meant by “nourishing Yin.”

Response: In response to the Staff’s comment we have revised the disclosure on pages 1, 2 and 47 of Amendment No. 2.

2.	Please further revise your disclosures in the Summary and in the Business section inresponse to prior comment 5 to clarify which of your products (including the new products you are developing) are considered to be nutraceutical products that are subject to food industry regulations, and which products are considered to be traditional Chinese medicine products that are subject to the laws and regulations of the pharmaceutical industry. To this end, we note that you also state that nutraceutical products are “not intended to treat the disease,” but you have disclosure both in the Summary and in the Business sections that certain of your products have shown efficacy in treating certain indications (e.g., that Ejiao Astragalus Oral Liquid has shown efficacy in reducing nutritional anemia), and that you have GMP licensing, which is required for a traditionalChinese medicine manufacturer.

Response: In response to the Staff’s comment we have revised the disclosure on pages 2 and 50 of Amendment No. 2.

Challenges and Risk Factors Summary, page 4

3.	Please expand the last bullet of this section to explain that your brand is not as well known outside of Southeastern China.

Response: In response to the Staff’s comment we have revised the disclosure on page 4 of Amendment No.2.

Dilution, page 34

4.	With regard to prior comment 15, please revise to provide the disclosure required by Item 9.E.1 of Form 20-F which is that presented in the example below:

	Shares Purchased		Total Consideration			Average Price Per
	Number	Percent	Amount		Percent	Share
Existing stockholders	XX	XX	$	XX	XX	$	X.XX
Investors participating in this offering	XX	XX		XX	XX		X.XX
Total	XX	100%	$	XX	100%	$	X.XX

Response: In response to the Staff’s comment we have revised the disclosure on page 34 of Amendment No. 2.

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Business

Our Products and Process, page 50

5.	We note your revised disclosure in response to prior comment 18 that the efficacy of these products are stated on their SFDA official approvals based on various tests. To the extent that any of these products are considered to be traditional Chinese medicine products, please expand your disclosure to discuss the tests for which the efficacy determinations are based, whether you conducted any of such tests or whether you are relying on third party testing, and your ability to rely on any such third party testing. Please also state any serious adverse events such products may produce.

Response: In response to the Staff’s comment we have revised the disclosure on page 50 of Amendment No. 2.

Manufacturing and Quality Control, page 51

6.	We refer to your revised disclosures on page 52 in response to prior comment 19 that the automatic manufacturing processes went into effect in 2017, and that these changes resulted in reduction of labor costs by up to 80%. To the extent this change in manufacturing methods materially affected the amount of income or will have a material impact on income, please ensure that this is disclosed in your Management’s Discussion and Analysis section. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment we advise the Staff that as the proportion of labor costs in total cost of revenues is relatively low compared with costs of raw materials and the implication of the automatic manufacturing processes also causes increase of depreciation cost in inventory, these changes in manufacturing methods do not have material impact on the overall gross profit and income.

Research and Development, page 54

7.	We refer to your revised disclosure in response to prior comment 21 that potential health benefits of your new products are still under testing and have not been approved by the SFDA. Please expand your disclosure on each of your new products to discuss the testing that is being conducted or have been completed (including discussion on the formulation testing, verification of health benefits, and testing related to the production process and actual production). Please also expand your disclosures to explain the SFDA approval process.

Response: In response to the Staff’s comment we have revised the disclosure on pages 54, 59 and 60 of Amendment No. 2.

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Management

Duties of Directors, page 67

8.	We note your response to prior comment 25 that you plan to file an amended and restated Memorandum and Articles of Association. Your disclosure on page 70 indicates that the filing of such document would occur after the effective date of the registration statement. If true, please revise your exhibit index to include the version of your Memorandum and Articles of Association that will be in effect at the time of the registration statement’s effectiveness.

Response: In response to the Staff’s comment we have added the amended and restated Memorandum and Articles of Association that will be in effect at the time of the registration statement’s effectiveness to the Exhibit List.

Executive Compensation

Agreements with Named Executive Officers, page 69

9.	We acknowledge your revised disclosures in response to prior comment 26. However, we note that inconsistencies between the terms of these agreements and your description of them remain. For example, we note inconsistencies relating to the date of the agreement with Mr. Bian, as well as the terms of severance payments in the event Mr. Wang or Mr. Bian terminates the employment if there is a significant change in his duties or material reduction in his pay.

Response: In response to the Staff’s comment we have further revised the disclosure on page 69 to ensure the consistency between the registration statement and the employment agreement.

Description of Share Capital

Calls on shares and forfeiture, page 74

10.	We refer to your response to prior comment 28, and re-issue the comment. Please explain to us whether the disclosure is consistent with your counsel’s ability to opine on the nonassessibility of your shares.

Response: In response to the Staff’s comment we want to clarify that only shares which have been issued as fully paid are non-assessable. Calls can only be made on shares in respect of any amount which remains unpaid (in respect of par value and/or share premium) on a share. This will only occur where shares are issued as “unpaid” or “partly paid”. This does not affect the opinion in respect of issued shares which are “fully paid” as when shares are issued as fully paid no funds are owed to the company in respect of those shares and therefore no calls can be made.

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Taxation, page 88

11.	We acknowledge your revised disclosures in response to prior comment 29. However, as previously noted in our comment, please (1) revise this section to clearly state which disclosure is the opinion of Hunter Taubman, (2) revise to remove language stating that “generally” certain tax consequences will apply and express a firm opinion for each material tax consequence with respect to any disclosure serving as the opinion of tax counsel, and (3) clarify your statements regarding why a firm opinion on tax consequences cannot be given if you are considered to be a PRC tax resident enterprise (for example, is there a tax treaty with the Cayman Islands and the treatment of such tax treaty is uncertain).

Response: In response to the Staff’s comment we have revised this section to state that the opinion of Hunter Taubman only concerns U.S. Tax law. We also removed language stating that “generally” certain tax consequences will apply and our PRC tax counsel have given a firm opinion that we should not be considered to be a PRC tax resident enterprise under the current PRC laws.

Financial Statements

Note 1 - Organization and Nature of Operations, page F-8

12.	With regard to comment 31, confirm that Lin Yanying and Wang Xianfu are married in order to aggregate their holdings to determine control. Also, explain to us how Wang Xuezhu’s ownership went from direct ownership of 17% prior to the reorganization as you state in your response to 52.37%. In addition, explain how Wang Xuezhu’s indirect ownership of 47.7% prior to the reorganization resulted in 52.37% direct ownership after the reorganization, if true.

Response: In response to the Staff’s comment we advise the Staff that Lin Yanying and Wang Xianfu were married in 1983. They stayed married when Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”), our operating subsidiary, was founded in China in 2004 and when the Company, Happiness Biotech Group, Ltd., was incorporated in Cayman Islands in 2018.

We further advise the Staff that 17% direct ownership refers to Mr. Wang Xuezhu’s 17% direct ownership of Fujian Happiness prior to the reorganization rather than his direct ownership of the Company, Happiness Biotech Group Ltd.

Prior to the reorganization, Mr. Wang Xuezhu owns 46.35% ownership of Fujian Happiness (formerly disclosure of 47.7% ownership was a miscalculation), including 17.01% direct ownership of Fujian Happiness and 27.94% indirect ownership of Fujian Happiness through Fuzhou Xingfulai Biotech Research Center LLP and 1.40% indirect ownership of Fujian Happiness through Fuzhou Weicao Biotech Research Center LLP.

Accordingly, on Page F-8, we also revised Mr. Wang Xuezhu’s ownership percentage prior to the reorganization in Fujian Happiness from 62% to 63.22% to reflect the correction of Mr. Wang Xuezhu’s indirect ownership from 47.7% to 46.35%. 63.22% ownership in Fujian Happiness represents Mr. Wang Xuezhu’s ownership of 46.35% plus his parent’s ownership of 16.87%.

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52.37% ownership refers to Mr. Wang Xuezhu’s 52.37% indirect ownership of the Company through Happy Group Inc. Immediately after the Company’s incorporation in 2018, Mr. Wang Xuezhu held 100% indirect ownership of the Company through Happy Group Inc. During the reorganization, in May 2018, Happy Group Inc transferred 47.63% of its ownership of the Company to several new investors of the Company.

As a result, after the reorganization, Mr. Wang Xuzhu now controls 52.37% indirect ownership of the Company.

Exhibits

13.	Your counsel’s 8.1 opinion states that its opinion is with respect to disclosure under the caption “Taxation - People’s Republic of China Taxation.” There does not appear to be such a section in your registration statement, and moreover, your disclosure states that unless otherwise noted, the disclosure in the section was the opinion of Tian Yuan Law Firm. Please revise accordingly.

Response: In response to the Staff’s comment we have provided an updated 8.1 opinion and insert the disclosure under the caption “Taxation – People’s Republic of China Taxation.” on page 88.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xuezhu Wang
Xuezhu Wang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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